Exhibit 21

                        Global Seafood Technologies, Inc.
                              List of Subsidiaries


         1. Custom Pack, Inc., a Mississippi corporation, doing business as Custom Pack and International Custom Pack.

         2. Aquaculture Corporation of America, a Mississippi corporation, doing business under that name.

         3. Killer Bee, Inc., a Mississippi corporation, doing business as Killer Bee and Killer Bee Bait.